Olympic Steel, Inc.

22901 Millcreek Boulevard, Suite 650

Highland Hills, Ohio 44122

June 18, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:    Heather Clark

Re:	Olympic Steel, Inc.
Registration Statement on Form S-3 (File No. 333-231873)

Ladies and Gentlemen:

On behalf of Olympic Steel, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-231873) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on June 20, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OLYMPIC STEEL, INC.

By:	/s/ Richard A. Manson
	Name:	Richard A. Manson
	Title:	Chief Financial Officer

cc: Michael J. Solecki, Esq.